UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24   AND ENDING 06/30/25
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Scully Capital Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
1050 Connecticut Avenue NW Suite 500
                              (No. and Street)

Washington	DC	20036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Cropper Accountancy Corporation
                    (Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
2700 Ygnacio Valley Road Suite 270 Walnut Creek		CA	94298

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Larry Scully_, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Scully Capital Securities Corp_, as of _August 26_, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

County/City of _Arlington_
Commonwealth/State of _Virginia_
The foregoing instrument was acknowledged before me this _26_ day of _Aug._ _2025_, by _Larry Scully_
(name of person seeking acknowledgement)

Notary Public
My Commission Expires: _Oct. 31, 2028_

Signature: _Larry Scully_

Title: _President_

> **JEHO CHOI**
> **NOTARY PUBLIC**
> **REG. #349114**
> **COMMONWEALTH OF VIRGINIA**
> **MY COMMISSION EXPIRES 10/31/2028**

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [x] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Scully Capital Securities Corporation

Report Pursuant to Rule 17A-5(d)
Audited Financial Statements
For the Year Ended June 30, 2025

Report of Independent Registered Public Accounting Firm

Financial Statements

Supplemental Information

Scully Capital Securities Corporation

Statement of Financial Condition

June 30,		2025
Assets		
Cash	$	**50,265**
Accounts receivable, net of allowance for doubtful accounts of $15,000		**28,410**
Prepaid expenses		**1,432**
Deferred tax asset		**13,105**
Total assets	$	**93,212**
Liabilities and Stockholders' Equity		
Liabilities		
Due to affiliate	$	**8,045**
Total liabilities		**8,045**
Stockholders' Equity		
Common stock, $.001 par value; 10,662 shares authorized, issued and outstanding		**11**
Additional paid in capital		**144,796**
Retained earnings (Deficit)		**(59,640)**
Total stockholders' equity		**85,167**
Total liabilities and stockholders' equity	$	**93,212**

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Income

Year ended June 30,		2025
Revenues		
Contract revenues	$	**75,021**
Recovery of bad debt		**31,000**
Total revenues		**106,021**
Operating expenses		
Professional fees		**40,121**
Dues and licenses		**2,715**
Regulatory fees		**6,171**
Office expenses		**18,590**
Rent		**1,287**
Payroll and benefits		**22,761**
Total operating expenses		**91,645**
Income before income taxes		**14,376**
Income tax expense		
Current		**(622)**
Deferred tax benefit		**1,095**
Net income	$	**14,849**

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Changes in Stockholders' Equity

Year ended June 30,				2025
	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, June 30, 2024	$ 11	$144,796	$ (74,489)	$ 70,318
Net income	-	-	14,849	14,849
Balance, June 30, 2025	$ 11	$144,796	$ (59,640)	$ 85,167

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Cash Flows

Year ended June 30,		**2025**
Cash flows from operating activities		
Net income	$	**14,849**
Adjustments to reconcile net income to net cash provided by operating activities:		
Recovery of bad debt		**(31,000)**
Change in:		
Accounts receivable		**23,000**
Prepaid expenses		**408**
Accounts payable		**2,704**
Deferred tax liability		**(1,095)**
Net cash provided by operating activities		**8,866**
Cash flows from financing activities		---
Cash flows from investing activities		---
Net increase in cash		**8,866**
Cash at beginning of year		**41,399**
Cash at end of year	$	**50,265**
Supplemental disclosure of cash flow information:		
Income taxes	$	**250**
Interest		---

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

1. Organization and Nature of Business

Scully Capital Securities Corporation, a Delaware corporation (the Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company is also authorized for the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement ("best efforts" offerings only) of both debt and equity securities, and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("GAAP") applied on a consistent basis with that of the preceding period.

Accounts Receivable

Accounts receivable represent contractual amounts due from the customers. The Company grants credit to its customers during the normal course of business and generally requires no collateral. The Company maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers. Customer accounts are periodically reviewed for collectability, and those accounts that are considered not collectible are charged off against the allowance for doubtful accounts. During the year, the Company reassessed the allowance for doubtful accounts and determined that the balance overstated the expected credit loss. Based on consistent monthly payments the allowance was reduced to $15,000.

2. Summary of Significant Accounting Policies (continued)

Concentrations

The Company maintains its cash in a checking account which is federally insured. There were no amounts in excess of federally-insured limits as of June 30, 2025. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash balances.

As of June 30, 2025, amounts due from one customer totaled $34,410, or 79%, of total accounts receivable as of June 30, 2025. The balance due from this customer as of June 30, 2025 has been reserved for $15,000. During the year, the Company collected $26,000 of the prior allowance. There was no income recognized from this customer for the year ended June 30, 2025. The Company had two customers during the year ended June 30, 2025, each of which represented 46% of contract revenue.

Leases

The Company shares its office space with an affiliate owned by a stockholder under the terms of an expense sharing agreement, which is cancelable with reasonable notice. The lease renews on an annual basis with monthly payments of $120. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

Revenue Recognition

For the year ended June 30, 2025, contract revenue consisted of retainer fees of $72,000 and success fees of $3,021.

The Company earns retainer fees from providing financial consulting services in accordance with placement or other contractual agreements. Generally, these retainer fees are billed on a periodic basis representing the engagement services performed. Revenue is recognized throughout the period of service, upon the completion of the Company's related performance obligations as specified in the contract.

The Company earns success fees as an agent for client offerings. The Company recognizes success fee revenue at a point in time upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

As of June 30, 2025, the Company does have two open contracts with customers for private placement services. There is no associated deferred revenue.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of reporting accounts receivable, prepaid expenses and depreciation. These balances are recognized for financial statement reporting but are deferred for tax purposes.

A valuation allowance, is recognized, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

Tax positions must meet recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material uncertain tax positions as of June 30, 2025. Interest and penalties, if any, are reflected in income tax expense in the accompanying statement of operations. Fiscal years ending on or after June 30, 2022 remain subject to examination by federal and state tax authorities.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Review

Management has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. Related Party Transactions

A company owned by one of the stockholders of the Company provided certain operating services to the Company, pursuant to the Intercompany Expense Reimbursement Agreement. These operating services include payroll and benefits of $22,761, rent expense of $1,287, consulting services of $15,645, dues and licenses of $1,569, and office expenses of $13,829. These are allocated to the Company monthly, based upon the number of hours the related party company employees work for the Company divided by the total hours worked. During the year ended June 30, 2025, $55,091 of operating expenses were allocated to the Company.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness. On June 30, 2025, the Company had net capital (as computed in accordance with Rule 15c3-1) of $42,220 and the ratio of aggregate indebtedness to net capital was .19 to 1.

5. Income Taxes

For the year ended June 30, 2025, the Company's provision for income taxes consists of the following:

Current:		
Federal income taxes	$	372
District of Columbia income taxes		250
		622
Deferred:		
Federal income tax liability		(767)
District of Columbia income tax liability		(328)
		(1,095)
Total provision/(benefit) for income taxes	$	(473)

5. Income Taxes (continued)

As of June 30, 2025, deferred income taxes consists of the following:

Deferred tax assets:		
Accounts payable	$	2,414
Net operating loss and contribution carryforwards		19,539
		21,953
Deferred tax liabilities:		
Accounts receivable		(8,523)
Prepaid expenses		(325)
		(8,848)
Net deferred tax asset	$	13,105

6. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of June 30, 2025.

7. Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services described in Note 1. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies previously discussed.

Scully Capital Securities Corporation

Schedule 1: Computation of Net Capital Under SEA Rule 15c3-1

		June 30, 2025
Stockholders' equity from statement of financial condition		$ 85,167
Deduction for nonallowable assets:		
Prepaid expenses	(1,432)	
Accounts receivable	(28,410)	
Deferred tax asset	(13,105)	(42,947)
Net capital		$ 42,220
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 5,000
Net capital in excess of minimum requirements		$ 37,220
Amounts included in total liabilities which represent aggregate indebtedness		$ 8,045
Ratio of aggregate indebtedness to net capital		.19 to 1

NOTES

A. There are no material differences between the preceding computation and the Company's corresponding most recently filed Part II of Form X-17A-5 as of June 30, 2025.

See report of independent registered public accounting firm.

Scully Capital Securities Corporation

Schedule 2: Computation for Determination of Reserve Requirements Under SEA Rule 15c3-3, Information for Possession or Control Requirements Under SEA Rule 15c3-3

The Company does not claim an exemption under SEA Rule 15c3-3. The Company filed the exemption report in reliance to footnote 74 of the SEC Release 34-70073 Adopting Amendments to 17 C.F.R. 240.17a-5 because the Company's business activities are, and will remain, limited to business activities in private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm.



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Scully Capital Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scully Capital Securities Corporation (the "Company") as of June 30, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule 1: Computation of Net Capital Under SEA Rule 15c3-1, Schedule 2: Computation For Determination of Reserve Requirements Under SEA Rule 15c3-3, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as the Company's auditors since 2022.
Walnut Creek, California
August 27, 2025



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Scully Capital Securities Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Scully Capital Securities Corporation (the Company) did not claim an exemption from paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report in reliance to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the business activities are, and will remain, limited to business activities in private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2025.

Scully Capital Securities Corporation’s management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scully Capital Securities Corporation’s compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company’s business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 27, 2025



SCULLY CAPITAL

Scully Capital Securities Corporation
1050 Connecticut Ave. NW Suite 500
Washington, DC 20036

Tel: 202.775.3434
Fax: 202.775.6049

www.scullycapital.com

Member FINRA/SIPC

Business Confidential

This is to certify that, to the best of my knowledge and belief:

Scully Capital Securities Corporation ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption from Rule 15c3-3. The Company is filing this Exemption Report in reliance to Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R 240.17a-5 because the Company's business activities are, and will remain, limited to business activities in the private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2025.

Thank you.

Larry Scully
President
